iPAYMENT, INC.
                         40 Burton Hills Blvd, Suite 415
                           Nashville, Tennessee 37215

August 11, 2006

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-0306

Re:  iPayment, Inc.
     Registration Statement on Form S-4, filed July 21, 2006

Ladies and Gentlemen:

     iPayment, Inc. (the "Company") filed the above referenced Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") on July 21, 2006. The Registration Statement will be used in connection with the exchange in an exchange offer (the "Exchange Offer") of up to $205,000,000 of the Company's 9 3/4% Senior Subordinated Notes due 2014 (the "Old Notes"), which were issued in a transaction which was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), for the Company's 9 3/4% Senior Subordinated Notes due 2014 (the "New Notes"). The New Notes are intended to be registered under the Securities Act. The New Notes are being registered in reliance on the Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13,
1989) (the "Exxon Capital Letter"), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the "Morgan Stanley Letter") and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). In connection with the filing of the Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Company hereby represents as follows:

     The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any security holder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the registered Exchange Offer (1) cannot rely on the staff's position in the Exxon Capital Letter, the Morgan Stanley Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

     To the best of the Company's information and belief, no broker-dealer participating in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making
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activities or other trading activities, has entered into any arrangement or understanding with the Company or any affiliate of the Company to distribute the New Notes. In addition, the Company (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange therefor pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes and (ii) will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer the additional requirement that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                                                   Very truly yours,

                                                   iPAYMENT, INC.


                                                   /s/ Afshin M. Yazdian
                                                   -----------------------------
                                                   Afshin M. Yazdian
                                                   Executive Vice President,
                                                   General Counsel and Secretary